XKH 3/26

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13014148

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~[illegible]~~ 8-68646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
CAIS Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

598 Madison Avenue, 11th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaspal Bajaj | 212-201-2309 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) | Great Neck (City) | NY (State) | 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

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KH 3/26

OATH OR AFFIRMATION

I, Matthew Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAIS Capital, LLC, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHOSHANA M BROZA STONE
Notary Public - State of New York
NO. 01BR6231475
Qualified in New York County
My Commission Expires 11/29/2014

Signature

Member Executive Rep.
Title

Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAIS Capital, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2012

NEW YORK 'ALL-PURPOSE' ACKNOWLEDGMENT

REAL PROPERTY LAW §309-a

State of New York }
County of New York } ss.

On the 1st (Day) day of March (Month) in the year 2013 (Year) before me, the undersigned personally appeared Matthew C Brown (Name of Signer), (and ____ (Name of Additional Signer, if Any)) personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that (he)/she/they executed the same in (his)/her/their capacity(ies), and that by (his)/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

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[redacted]

SHOSHANA M BROZA STONE
Notary Public - State of New York
NO. 01BR6231475
Qualified in New York County
My Commission Expires 11/29/2014

Place Notary Seal and/or Stamp Above

S Broza Stone
Signature of Notary Public

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Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

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Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Item #5925

CAIS Capital, LLC
Index
December 31, 2012

Page(s)

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
CAIS Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of CAIS Capital, LLC, (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAIS Capital, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 114,972
Accounts receivable	131,419
Prepaid expenses	2,527
Due from affiliate	15,337
Total Assets	$ 264,255
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 64,367
Total Liabilities	64,367
Member's Equity	199,888
Total Liabilities and Member's Equity	$ 264,255

The accompanying notes are an integral part of these financial statements.

1. Organization

CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Effective for the year ended December 31, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of U.S. GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the SEC. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company.

Cash
The Company considers all highly liquid investments with maturity of three months or less at the time of acquisition or less to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits.

Accounts Receivables
Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved.

Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. During 2012, the Company's revenues were derived primarily from advisory services.

Income Taxes
The Company is a sole-member limited liability company and is considered a disregarded entity for income tax purposes. All items of income or loss are reported by its Parent. No provision has been made for federal and state income taxes, since these taxes are the responsibility of the Parent.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Related Party

The Company entered into a distribution agreement with Capital Integration Systems LLC, related through common ownership, whereby it receives a fee equal to 5% of the aggregate amount of all of the platform fees, as defined in each private investment agreement, received by the related party from the investors of funds offered by related party's funds platform. During the year the fees received by the Company from the related party were $87,345.

The Company also entered into a management services agreement with this related party whereby the related party provides certain administrative services, office space and facilities related services in exchange for a payment, on a monthly basis, by the Company equal to 5% of the related party's Allocable Expenses, as defined in the agreement. During the year ended December 31, 2012, the company incurred $41,843 of expenses under the Expense Sharing Agreement. At December 31, 2012 the balance due from affiliate of $15,337 is due on demand without interest.

4. Net Capital Requirements

As a registered broker-dealer, CAIS Capital, LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, CAIS Capital, LLC is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. At December 31, 2012, CAIS Capital, LLC had net capital of $87,244, which was $82,244 above its required net

capital of the greater of $5,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was .32 to 1 at December 31, 2012.

5. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.